Exhibit 99.1

Annual and Special Meeting of Holders of Common Shares

of IAMGOLD Corporation (the “Issuer”)

May 8, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following seven nominees proposed by management were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following proxy votes with respect to the election of the seven nominees:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	282,530,711	98.92	3,080,000	1.08
Donald K. Charter	269,077,644	94.21	16,533,067	5.79
Richard J. Hall	283,291,515	99.19	2,319,196	0.81
Stephen J. J. Letwin	275,032,526	96.30	10,578,185	3.70
Mahendra Naik	262,194,003	91.80	23,416,708	8.20
Timothy R. Snider	280,702,106	98.28	4,908,605	1.72
Sybil E. Veenman	282,287,109	98.84	3,323,602	1.16

Item 2: Appointment of Auditors

On a vote by show of hands, KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
336,131,728	98.50	5,130,094	1.50

Item 3: Executive Compensation

On a vote by show of hands, the shareholders approved an advisory resolution on IAMGOLD’s approach to executive compensation. The Company received the following proxy votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
271,487,717	95.06	14,122,992	4.94

Item 4: Share Incentive Plan

On a vote by show of hands, the shareholders approved the resolution amending IAMGOLD’s share incentive plan as discussed in the management information circular. The Company received the following proxy votes with respect to amending the share incentive plan:

Votes For	% For	Votes Against	% Against
255,589,964	89.49	30,020,746	10.51

Dated this 9th day of May, 2018.

IAMGOLD CORPORATION

/s/ Tim Bradburn

_____________________________

Tim Bradburn

Vice President, Legal and Corporate Secretary